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February 14, 2006

VIA EDGAR

Mr. Bob Carroll

Staff Accountant

Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	Zhone Technologies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004 (“2004 Form 10-K”)

Filed March 16, 2005

Dear Mr. Carroll:

In accordance with our telephone conversation on Thursday, February 9, 2006, we are submitting this letter on behalf of Zhone Technologies, Inc. (“Zhone” or the “Company”) as a supplemental response to the Staff’s follow-up questions relating to Zhone’s 2004 Form 10-K. For your convenience, we have set forth the Staff’s questions and Zhone’s response for each item below.

1. Reporting of provision for doubtful accounts separate from the net change in accounts receivable in the Consolidated Statement of Cash Flows, page 49

Zhone Response: In the forthcoming 2005 Form 10-K, Zhone will revise its presentation of the Consolidated Statement of Cash Flows to reflect the provision for doubtful accounts separately from the net change in receivables. The revised portion of the presentation to reflect these changes for the Consolidated Statement of Cash Flows for 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	2,345	1,355	8,966
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(7,395)	6,267	(4,855)

This information is also included in the notes to the 2004 Consolidated Financial Statements on page 51 of the 2004 Form 10-K.

Mr. Bob Carroll

February 14, 2006

2. Frequency of borrowings and repayments under the line of credit and the effect thereof on the reporting of borrowings and repayments on a gross vs net basis in the Consolidated Statement of Cash Flows, page 49

Zhone Response: During 2004, Zhone borrowed $59.3 million and paid $49.6 million with average repayments occurring within 30 days. The Company has historically borrowed against its line of credit and repaid within a short time each quarter. Based upon its interpretation of SFAS 95, the Company believes that borrowings and repayments under its credit facilities qualify for net reporting because these activities have a quick turnover, large amounts and short maturities.

3. Period of time used in determining the average market price for purposes of its impairment analysis under SFAS No. 142.

Zhone Response: The Company has one reporting unit for purposes of its impairment analysis under SFAS No. 142. As such, Zhone uses quoted market prices (market capitalization) as a measure of fair value for its reporting unit. In evaluating fair value, Zhone reviews historical average market prices to assess whether a second step of the impairment test is necessary. For its 2004 analysis, the Company reviewed the market capitalization as of its testing date (November 30, 2004) based on the stock price as of the testing date, the prior five day average stock price and the prior thirty day average stock price. Based on all of these calculations, the market capitalization was higher than book value and as such, no indication of impairment existed. For its 2003 analysis, the Company reviewed the stock price as of November 30, 2003, as well as the high, low and average prices from November 14 through November 30, 2003 as the Company’s common stock began trading on the Nasdaq National Market effective November 14, 2003, the next business day following the consummation of the reverse merger with Tellium, Inc. Based on all calculations, the market capitalization was higher than book value and as such, no indication of impairment existed. The Company advises the Staff that a consistent analysis was prepared for 2005 and that a second step of the impairment test was necessary based on the market capitalization for the Company being below the net book value of the Company’s assets. Based on the second step of the impairment test, the Company determined that an impairment of goodwill was appropriate in the fourth quarter of 2005, and as such, the Company will be reporting such impairment in its forthcoming 2005 Form 10-K.

***

If you have any comments or questions regarding the foregoing, please direct them to the undersigned at (858) 523-5407. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ CRAIG M. GARNER
Craig M. Garner of LATHAM & WATKINS LLP

cc:	Zhone Technologies, Inc.

KPMG LLP